SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           NEXTPATH TECHNOLOGIES, INC.
                                (Name of Issuer)

                    Common Stock, par value, $0.001 per share
                         (Title of Class of Securities)

                                   65333J 10 9
                                 (CUSIP Number)

                                Steven W. Martin
                       18352 Dallas Parkway Suite 136-440
                                Dallas, TX 75287
                                 (214) 674-9940
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 12, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     W.O.W. Consulting Group
     52-6976894
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)(A) [ ]  (B) [X]



--------------------------------------------------------------------------------
3    SEC USE ONLY




--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO


--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) [X]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS


--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      6,467,877

   NUMBER OF
    SHARES
 BENECIFIALLY   ----------------------------------------------------------------
   OWNED BY     8     SHARED VOTING POWER
 BENEFICIALLY         0
   OWNED BY
     EACH
   REPORTING    ----------------------------------------------------------------
    PERSON      9     SOLE DISPOSITIVE POWER
     WITH             6,467,877


                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      0

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       6,467,877



--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]



--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.1%


--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     STEVEN W. MARTIN

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)(A) [ ]  (B) [X]




--------------------------------------------------------------------------------
3    SEC USE ONLY




--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO


--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) [X]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA



--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      6,467,877



   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         0
   OWNED BY
     EACH
   REPORTING    ----------------------------------------------------------------
    PERSON      9     SOLE DISPOSITIVE POWER
     WITH             6,467,877


                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      0



--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       6,467,877



--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]



--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.1%


--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       IN


--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER

            This statement relates to shares of Common Stock, $0.001 par value per share (the "Common Stock"), of NextPath Technologies, Inc ("NextPath" or "the Issuer"). The Issuer's principal executive office is located at 1615 N. 24th West Avenue, Tulsa, Oklahoma, 74127.


ITEM 2.     IDENTITY AND BACKGROUND.

            (a) This statement is being filed by W.O.W. Consulting Group ("W.O.W."), and Steven W. Martin ("Mr. Martin" or "Reporting Person"). W.O.W. is a sole proprietorship under the laws of Texas. The sole owner and managing member of W.O.W. is Steven W. Martin.

            Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons." By virtue of his ownership of W.O.W., Mr. Martin has the power to vote and dispose of the Issuer's shares owned by W.O.W. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

            (b) The principal business address of the Reporting Persons is 18325 Dallas Parkway, Suite 136-440, Dallas, Texas, 75287.

            (c) The principal business of W.O.W. and Mr. Martin is to provide business consulting services.

            (d) During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Except as described below, during the past five years neither of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            On August 28, 1997, the NASD suspended Mr. Martin from association with any NASD member in any capacity for 18 months, censured him, and fined him $22,000 for (i) failure to respond to NASD requests for information made pursuant to NASD Rule 8210 and (ii) providing to his member firm a form containing false and/or misleading information. In February of 1998, Mr. Martin's broker license was revoked for non-payment of fines and/or costs.

            (f) Mr. Martin is a citizen of the Untied States of America.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            All of the Reporting Persons' shares were received by the Reporting Persons as compensation for consulting services rendered, except for 200,000 shares which were issued to PriMedium, a limited liability company organized under the laws of the state of Nevada ("PriMedium"). W.O.W. owns a 25% membership interest in PriMedium.


ITEM 4.     PURPOSE OF TRANSACTION.

            The Reporting Persons acquired their beneficial ownership in the shares of Common Stock as compensation for consulting services rendered to NextPath.

            The Reporting Persons intend to review their investment in NextPath on a continuing basis and depending on various factors, including NextPath's business, affairs and financial position, other developments concerning NextPath, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to it, may in the future take such actions with respect to its investment in NextPath as it deems appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, as well as the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by it to one or more purchasers.

            The Reporting Persons are signatories to a letter sent to the Issuer on August 22, 2000 in which certain shareholders expressed their concern regarding the direction of NextPath.

            Except as set forth above, the Reporting Persons do not have any plans or proposals, which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale of transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to these enumerated above. The Reporting Persons may at any time reconsider and change its plans or proposals relating to the foregoing.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) According to NextPath's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, as of August 11, 2000, the Issuer had issued and outstanding 42,810,775 shares of Common Stock.

            (b) The Reporting Persons are the beneficial owners of 6,467,877 shares of Common Stock or 15.1% of the outstanding Common Stock. Of the Reporting Persons' shares, 6,267,877 were issued by NextPath as compensation for consulting services rendered. PriMedium, a limited liability company organized under the laws of the state of Nevada, owns 800,000 shares of NextPath, of which the Reporting Persons are the beneficial owner of 200,000 shares. Mr. Martin has the sole power to vote, or to direct the vote of, all of such shares.

            (c) The shares were issued to the Reporting Persons by the Issuer. There have been no shares purchased, sold, or traded during the past sixty days.

            (d) The Reporting Persons are not aware of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed in Item 5 hereof.

            (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The Reporting Persons do not have any contracts, arrangements, understandings or relationships with any person with respect to any securities of NextPath.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Joint Filing Agreement.

Exhibit 2 - Letter dated August 22, 2000 to NextPath Technologies, Inc., to which the Reporting Persons are a signatory.

SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2000.


                                       W.O.W. CONSULTING GROUP.


                                       By: /s/  Steven W. Martin
                                          ----------------------------
                                          Name: Steven W. Martin
                                          Title: Sole Proprietor


                                       By: /s/  Steven W. Martin
                                          ----------------------------
                                          Name: Steven W. Martin

                        MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Joint Filing Agreement.

Exhibit 2 - Letter dated August 22, 2000 to NextPath Technologies, Inc., to which the Reporting Persons are a signatory.

                                                                       Exhibit 1


                             JOINT FILING AGREEMENT


            In accordance with Rule 13d-1(f)(1)(iii) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated August __, 2000 (including amendments thereto) with respect to the Common Stock of NextPath Technologies, Inc. This Joint Filing Agreement shall be filed as an exhibit to such statement.

Dated, August 22, 2000                 W.O.W. CONSULTING GROUP.


                                       By:  /s/  Steven W. Martin
                                          ----------------------------
                                          Name: Steven W. Martin
                                          Title: Sole Proprietor


                                       By: /s/  Steven W. Martin
                                          ----------------------------
                                          Name: Steven W. Martin

                                                                       Exhibit 2



Board of Directors, NextPath Technologies, Inc.

Dear Sirs:

            The undersigned are unaffiliated stockholders of NextPath Technologies, Inc., holding in excess of 7,217,877 shares of the Company's voting stock. We share common concerns regarding the direction of the Company including its intended uses of funds derived from recent asset sales, and management's failures to capitalize on certain business opportunities, including failing to appoint a permanent Chief Executive Officer and retaining a financial public relations firm. We also have concerns relating to the Company's failure to timely schedule its annual shareholders' meeting. While the undersigned differ in many respects as how to best capitalize on the Company's business prospects, we share in our dissatisfaction with current management's actions and the resulting negative impact on the market price of our shares.

            Each of the undersigned expressly disclaims beneficial ownership, including voting rights, of any shares of the Company's voting stock held by any other stockholder of the Company, including the other stockholders signatory to this letter. None of the undersigned have agreed to act together for the purpose of acquiring, holding, voting or disposing of the Company's voting securities. To date, we have not proposed any manner of shareholder resolution or commenced any manner of process to solicit proxies, formally or informally. As you know, however, certain of the undersigned have communicated amongst themselves for purposes of outlining the subject matter of this letter. We do not have any agreements, understandings, arrangements or relationships with respect to our shares or how each of us may sell, hold or vote our respective shares.

            The undersigned hereby make the following requests:

            First, the undersigned request the Company schedule its annual shareholders' meeting and provide each of its stockholders with both timely notice and an annual report.

            Second, in anticipation of the shareholders' meeting, the undersigned request that management of the Company, including, specifically, each of its directors and its General Counsel, meet with the undersigned and any other stockholders of the Company at the DFW Airport Hyatt Hotel on August 31, 2000, commencing at 10:00 a.m. Among other things, the undersigned intend to discuss with management the leadership of the Company. It is not our purpose to improperly obtain nonpublic information, and the undersigned are willing to comply with reasonable time-based restrictions on their purchases or sales of the Company's stock and to assist the Company in ensuring the timely public availability of any material information divulged in such meeting.

            Third, the undersigned request that management put any significant sale, disposition or acquisition of assets to vote by all the shareholders, whether at the to-be-scheduled annual meeting or at a special meeting, prior to consummating any such transaction. It is our understanding that certain shareholders were not provided with the opportunity to vote on the Company's merger with Epilogue Corporation; while we recognize that requiring a shareholder vote for all significant transactions may present certain administrative delays, management's failure to adhere to corporate formalities, and our current dissatisfaction with management's past actions, necessitates shareholder vigilance and oversight.

            If you have any questions regarding the nature or subject matter of these shareholder requests, the undersigned have, in the interest of convenience only, designated Phillip W. Offill, Jr., Krage & Janvey, L.L.P., counsel for Larry S. Parker, to communicate with you on our behalf. Please confirm your intentions regarding our requests set out herein no later than August 25, 2000.

                                 SIGNATURE PAGE



 /s/  Steven W. Martin                             6,467,877
----------------------------             ---------------------------
        [PRINTED NAME]                        [NUMBER OF SHARES]
Steven W. Martin
W.O.W. Consulting Group


/s/Joshua W. Ladd                                 app. 500,000
-------------------------------          ---------------------------
    [PRINTED NAME]                            [NUMBER OF SHARES]
Joshua W. Ladd



/s/McGinnes Ladd                                  250,000
-------------------------------          ---------------------------
    [PRINTED NAME]                            [NUMBER OF SHARES]
/s/McGinnes Ladd